Sidley Austin LLP 787 Seventh Avenue New York, NY 10019 +1 212 839 5300 +1 212 839 5599 Fax AMERICA • ASIA PACIFIC • EUROPE	+1 212 839 8744 kliekefett@sidley.com

Via EDGAR

September 28, 2023

Michael Rosenberg

Division of Investment Management

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Puerto Rico Residents Tax-Free Fund VI, Inc., File No. 811-23694

Dear Mr. Rosenberg:

On behalf of our client, Puerto Rico Residents Tax-Free Fund VI, Inc. (the “Fund”), set forth below is a response to an oral comment received over the telephone from the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on September 20, 2023 with respect to the definitive proxy statement filed on September 13, 2023 by the Fund with the Commission under cover of Schedule 14A as form type DEF 14A (the “Proxy Statement”).

For your convenience, the response is prefaced by a paraphrasing of the Staff’s comment in bold, italicized text.

1.	The Fund did not file a preliminary proxy statement under Rule 14-6(a) before filing a definitive copy. As that Rule states, the exclusion from filing a preliminary proxy statement does not apply if the registrant comments upon or refers to a solicitation in opposition in connection with the meeting in its proxy materials. As noted to the answer to Question 2 in Section I(G) of the Third Supplement to the Division of Corporation Finance Manual of Publicly Available Telephone Interpretations: Rule 14a-9 prohibits a registrant from omitting a material fact from the proxy statement at the time of the solicitation, and the staff believes that it is inconsistent with this provision of Rule 14a-9 when the initial definitive proxy statement does not disclose the existence of a solicitation in opposition when the registrant knows, or reasonably should know, of a solicitation in opposition.

Given (a) the Fund’s course of dealings with Ocean Capital, including with respect to the fact that the Fund’s 2023 Annual Meeting of Shareholders can be seen as an extension of the adjourned meetings as to which there is a solicitation in opposition, and (b) Ocean Capital’s numerous filings with the Commission with respect to the Fund and other related funds, please provide an analysis as to how the Fund reasonably did not know of a solicitation in opposition with respect to the upcoming annual meeting.

United States Securities and Exchange Commission

Division of Investment Management

September 28, 2023

The Staff may have additional comments based on your response.

Response: The Fund respectfully acknowledges the Staff’s comment.

On September 20, 2023, Ocean Capital LLC (“Ocean Capital”) delivered notice to the Fund of its intent to nominate one candidate for election and submit four shareholder proposals at the Fund’s 2023 Annual Meeting of Shareholders (the “Annual Meeting”). Prior to this time, the Fund did not know, nor should it have reasonably known, of a “solicitation in opposition” (as defined in Rule 14a-6 under the Securities Exchange of 1934, as amended (the “Exchange Act”)) with respect to the Annual Meeting.

Before its September 20 notice, Ocean Capital had not informed the Fund that it intended to conduct a solicitation in opposition at the Annual Meeting. By contrast, at the last two related funds contested by Ocean Capital (Puerto Rico Residents Tax-Free Fund, Inc. and Tax Free Fund for Puerto Rico Residents, Inc.), Ocean Capital informed the funds that it intended to submit nominations and proposals at their meetings well in advance of submitting a formal nomination notice. Accordingly, these funds filed contested preliminary proxy statements even before receiving formal nomination notices. Ocean Capital made twelve filings under Schedule 14A as form type DFAN14A at the Fund between the date its 2022 Annual Meeting of Shareholders (the “2022 Meeting”) was convened and the filing of the Proxy Statement, none of which disclosed an intention to contest the Annual Meeting. Likewise, Ocean Capital has filed a Schedule 13D at the Fund; in none of these filings has Ocean Capital ever reported under Item 4 that it intended to contest the Annual Meeting.

While Ocean Capital has contested the Fund’s previous two annual meetings, there were reasons to believe that it might not contest the Annual Meeting. Ocean Capital has targeted multiple related funds without contesting each annual meeting: at two related funds, Ocean Capital has contested two consecutive meetings without contesting a third consecutive meeting,1 and at four related funds, Ocean Capital has contested one annual meeting without contesting a second meeting.2 In addition, the directors subject to Ocean Capital’s previous contests at the Fund constitute a super-majority of its Board of Directors, so it would not be necessary for Ocean Capital to contest the Annual Meeting in order to gain control of the Board in the event that its nominees were validly elected at those prior meetings.

[1]	These funds (and the contested meetings) are: Tax-Free Fixed Income Fund IV for Puerto Rico Residents, Inc. (2021 and 2022) and Tax-Free Fixed Income Fund V for Puerto Rico Residents, Inc. (2021 and 2022). The funds rejected Ocean Capital’s notices of nominations and business with respect to the 2021 annual meetings.
[2]	These funds (and the contested meeting) are: Tax-Free Fixed Income Fund for Puerto Rico Residents, Inc. (2021), Tax-Free Fixed Income Fund III for Puerto Rico Residents, Inc. (2021), Puerto Rico Residents Tax-Free Fund IV, Inc. (2021), and Tax-Free Fixed Income Fund II for Puerto Rico Residents, Inc. (2022).

United States Securities and Exchange Commission

Division of Investment Management

September 28, 2023

Finally, we respectfully disagree with the Staff’s contention that the Annual Meeting could be seen as an “extension” of the Fund’s adjourned 2022 Meeting, at which there is a solicitation in opposition.3 The 2022 Meeting is a separate meeting at which different director seats are subject to election. Whether the 2022 Meeting continues to be adjourned has no effect on the status of the Annual Meeting, and whether the Annual Meeting is convened and concluded has no effect on the status of the 2022 Meeting.

In sum, we confirm for the Staff that the Fund did not know, nor should it have reasonably known, of a solicitation in opposition with respect to the Annual Meeting. Accordingly, we respectfully submit that Rule 14a-9 under the Exchange Act did not require the Fund to reference any solicitation in opposition in the Proxy Statement, and accordingly that the Fund was entitled under Rule 14a-6(a) under the Exchange Act to file a definitive proxy statement without first filing a preliminary copy.

Please direct any questions that you may have with respect to the foregoing or any requests for supplemental information by the Staff to Kai Haakon E. Liekefett at (212) 839-8744.

Very truly yours,

/s/ Kai H.E. Liekefett
Kai Haakon E. Liekefett

cc:	Owen Meacham

José C. Sánchez-Castro, Member, Sánchez/LRV Law Firm

[3]	As of the date hereof, the 2022 Meeting has been adjourned due to the lack of quorum and will reconvene on November 2, 2023.